UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SANDFIRE RESOURCES AMERICA INC.
(Exact name of Registrant as specified in its charter)

______________________________________________________
(Translation of Registrant's name into English (if applicable))

British Columbia
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada

(604) 687-1224
(Address and telephone number of Registrant's principal executive offices)

Tintina Montana, Inc. 17 East Main Street, White Sulphur Springs, Montana USA, PO Box 431 59645
(406) 547-3466
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement is declared effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Security	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	29,670,329	$0.11[1]	$3,263,736.19	$356.07

(1) Based on the Canadian offering price of Cdn$0.15 converted using the daily exchange rate as published by the Bank of Canada on November 12, 2020 of U.S. $1.00 = Cdn$1.3123.

(2) If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I-INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

Item 2.  Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3.  Incorporation of Certain Information by Reference

None.

Item 4.  List of Documents Filed with the Commission

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON DECEMBER 22, 2020

This rights offering circular is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this circular. Any representation to the contrary is an offence.

The offer of these securities is made in all provinces and territories of Canada and in those states in the United States where an exemption from the applicable state securities laws is immediately available.

This is the circular we referred to in the November 13, 2020 rights offering notice, which you should have already received. Your rights certificate and relevant forms were enclosed with the rights offering notice. This circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

Rights Offering Circular	November 13, 2020

SANDFIRE RESOURCES AMERICA INC.

(formerly, Tintina Resources Inc.)

We currently have sufficient working capital to last 1 month. We require 60% of the offering to last 12 months.

OFFERING OF RIGHTS TO SUBSCRIBE FOR 200,539,763 COMMON SHARES AT A PRICE OF $0.15 PER SHARE

References in this circular to we, our, us and similar terms mean Sandfire Resources America Inc. (the "Company"). References in this circular to you, your and similar terms mean holders of the Company's common shares (the "Common Shares").  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this circular?

We are issuing transferable rights (the "Rights") to the holders of our outstanding Common Shares of record at the close of business on November 24, 2020 (the "Record Date").  The Rights entitle their holders to subscribe for Common Shares on the terms described in this circular.  The purpose of this circular is to provide you with detailed information about your rights and obligations in respect of the offering of Rights (the "Offering").  This circular should be read in conjunction with the offering notice which you should have already received by mail.

What is being offered?	The Company will issue ten (10) Rights for each Common Share held.

Who is eligible to receive and exercise rights?

The Rights will be issued only to shareholders (the "Eligible Holders") resident in a province or territory of Canada and to shareholders resident in the United States other than in the states of Arizona, Arkansas, California, Minnesota, New York, Ohio and Wisconsin (the "Eligible Jurisdictions").  Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction.  Neither the offering notice nor this circular is to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders").  Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the "Rights Agent"), located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (the "Subscription Office"), who will hold such rights as agent for the benefit of all such Ineligible Holders.  The letter will also describe the conditions that must be met, and the procedure that must be followed, in order for an Ineligible Holder to particulate in the Offering.

What does one right entitle you to receive?

You are entitled to subscribe for one Common Share for every forty-one (41) Rights held upon payment of the Subscription Price (called the "Basic Subscription Privilege").

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the "Additional Common Shares") not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (called the "Additional Subscription Privilege").

What is the Subscription Price?	$0.15 per Common Share (the "Subscription Price").

When does the offer expire?	5:00 p.m. (Toronto time) on December 22, 2020 (the "Expiry Time").

What are the significant attributes of the rights issued under the rights offering and the securities to be issued upon the exercise of the rights?

The Rights are transferable securities that entitle their holders to subscribe for Common Shares on the terms described in this circular.  We are authorized to issue an unlimited number of Common Shares, of which 822,213,031 are issued and outstanding as at the date hereof.  Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares.

The Rights may not be transferred to any person within the United States.  The Rights held by United States Shareholders may be transferred only through the facilities of the TSX Venture Exchange (the "TSXV") in transactions that comply with Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

What are the minimum and maximum number or amount of Common Shares that may be issued under the rights offering?

The Offering is not subject to a minimum subscription.  The Company has received a commitment from an existing shareholder to subscribe for at least 170,869,434 Common Shares (the "Committed Offering").  The maximum number of Common Shares that may be issued pursuant to the Offering is 200,539,763 (the "Maximum Offering").

Where will the rights and the securities issuable upon the exercise of the rights be listed for trading?	The Common Shares are listed on the TSXV under the trading symbol "SFR". The Rights will trade on the TSXV under the trading symbol "SFR.RT" until 12:00 p.m. (Toronto time) on December 22, 2020.

FORWARD-LOOKING STATEMENTS

This circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations or the negative of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.  Forward-looking statements in this circular include, without limitation, statements with respect to: completion of at least the Committed Offering; the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering; our working capital requirements over the next twelve months; and the use of proceeds from the Offering, including the Company's ability to repay the Loans (as defined herein).

Forward-looking statements in this circular are subject to a number of risks and uncertainties that may cause the Company's actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Risk factors that could cause actual results or events to differ materially from those expressed in the forward-looking statements include, among other things: risks related to the commitment the Company has received from  the Committed Purchaser (defined below) to exercise its Basic Subscription Privilege; uncertainties relating to the cost of completing the Offering; delays in obtaining or failure to obtain required approvals to complete the Offering; and risks that prevents the Company from using the proceeds of the Offering as anticipated or otherwise could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed in this circular, including all of the risks related to the permitting and development of the Company's Black Butte Copper project.

The material factors and assumptions used to develop the forward-looking statements in this circular include:  the assumption that the Committed Purchaser will exercise its Basic Subscription Privilege; management's expectations regarding the cost of completing the Offering; that no unforeseen events will affect the Company's existing working capital; that the Company's working capital requirements over the next twelve months will be substantially as projected; and that the permitting and development of the Black Butte Copper project will proceed in the manner the Company expects them to.

Any forward-looking statements in this circular are stated as of the date of this document and the Company does not intend, and does not assume any obligation, to update such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

NOTE TO UNITED STATES SHAREHOLDERS

The offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included or incorporated herein, of the Company have been prepared in accordance with international financial reporting standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this circular may have tax consequences in Canada, the United States, or elsewhere.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  Prospective investors should consult their own tax advisors with respect to such tax considerations.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the circular may be located outside of the United States and that all or a substantial portion of the assets of said persons may be located outside the United States.

NEITHER THE RIGHTS NOR THE COMMON SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
RESERVE AND RESOURCE ESTIMATES

This circular has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  As such, information contained or incorporated by reference in this circular concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Mineral resource estimates included in this circular and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Classification System, as required by Canadian securities regulatory authorities. In particular, this circular and any document incorporated by reference herein, include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource."  While these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC has historically not recognized them.  In addition, a document incorporated by reference in this circular includes disclosure of "contained ounces" of mineralization.  Although such disclosure is permitted under Canadian regulations, the SEC historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization has not historically been permitted to be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits had historically been required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.  "Inferred mineral resources" have a lower level of confidence than an "indicated mineral resource" and must not be converted to a mineral "reserve". The quantity and grade of reported "inferred resources" in this estimation are uncertain in nature and there has been insufficient exploration to define these "inferred resources" as an "indicated or measured" mineral resource and it is uncertain if further exploration will result in upgrading them to an "indicated or measured" mineral resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, the Company may be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM - Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  Under the SEC Modernization Rules, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards and therefore even if the Company begins reporting under the SEC Modernization Rules there is no assurance that the Company's Mineral Reserve and Mineral Resource estimates will be the same as those reported under CIM Definition Standards as contained in this Prospectus, including in documents incorporated by reference herein.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the rights offering?

The Company estimates that it will have the following funds available after giving effect to the Offering:

		15% of Maximum Offering(1) ($)	50% of Maximum Offering(1) ($)	Committed Offering ($)	Maximum Offering ($)
A.	Amount to be raised by this Offering	$4,512,144	$15,040,482	$25,630,415	$30,080,965
B.	Selling commissions and fees	Nil	Nil	Nil	Nil
C.	Estimated offering costs (e.g. legal, accounting, audit, TSXV filing fees)	$106,250	$106,250	$118,750	$125,000
D.	Available funds: D = A - (B + C)	$4,405,894	$14,934,232	25,511,665	29,955,965
E.	Additional sources of funding required	Nil	Nil	Nil	Nil
F.	Working capital as of October 31, 2020	($268,000)	($268,000)	($268,000)	($268,000)
G.	Total: G = D + E + F	$4,137,894	$14,666,232	$25,243,665	$29,687,965

(1) The Company has provided this information in accordance with the applicable requirements under Section 18 of Form 45-106F15 Rights Offering Circular for Reporting Issuers as there is no minimum subscription under the Offering. However, the Company has received a commitment from an existing shareholder to subscribe for the Committed Offering, as more particularly described under "Summary of the Rights Offering - What are the minimum and maximum number or amount of Common Shares that may be issued under the rights offering?" and "Insider Participation - Will insiders be participating?".

As of October 31, 2020, we have a working capital deficiency of approximately $268,000 excluding the bridge loan facility payable to Sandfire BC Holdings Inc. ("Sandfire BC") in the aggregate amount of US$11,000,000. There are four(4) bridge loans (the "Loans") currently owing to Sandfire BC:  (1) US$3,000,000 issued on October 25, 2019 (2) US$2,000,000 issued on February 13, 2020 (3) US$5,000,000 issued on June 16, 2020 (4) US$1,000,000 issued on October 23, 2020. As disclosed in the following table, the company intends to use the proceeds of the Offering to repay the Loans.

The Company will repay all outstanding Loan repayments with the proceeds of the Offering. The Loan amounts received to date were used for construction, exploration and development costs on the Company's Black Butte Copper Project in White Sulphur Sprints, Montana USA.

There has been no significant change in the Company's working capital since June 30, 2020 other than the Company paying down account payables balance and securing a bridge loan facility from Sandfire BC of approximately $1,300,000, which increased the working capital deficit in October 2020.

How will we use the available funds?

The following table provides a detailed breakdown of how the Company will use our available funds, including those received pursuant to the Offering:

Description of intended use of available funds listed in order of priority	15% of Maximum Offering ($)	50% of Maximum Offering ($)	Committed Offering ($)	Maximum Offering ($)
Exploration for the Black Butte Copper Project	$0	$1,000,000	$3,746,433	$3,746,433
Development of the Black Butte Copper Project (excluding permitting)	$0	$2,858,725	$2,904,551	$3,061,438
Permitting	$0	$2,116,558	$2,116,558	$2,116,558
Purchasing of land and equipment	$0	$0	$1,479,898	$1,479,898
Black Butte Copper Project Holding Costs	$3,003,136	$3,477,899	$3,477,899	$3,477,899
Repayment of loans to Sandfire BC Holdings Inc.	$0	$4,071,889	$10,288,765	$14,655,432
General and Administrative Expenses for next 12 months	$1,001,200	$1,001,200	$1,001,200	$1,001,200
Sub-Total:	$4,004,336	$14,526,271	$25,015,304	$29,538,858
Contingency Fund	$133,558	$139,961	$228,361	$149,107
Total:	$4,137,894	$14,666,23	$25,243,665	$29,687,965

We intend to spend the available funds as stated.  We will reallocate funds only for sound business reasons. Assuming that Committed Offering is raised, there will be no significant short-term liquidity requirements.

How long will the available funds last?

Management of the Company anticipates that, assuming completion of the Committed Offering, the Company's available funds will last at least 12 months.  Assuming completion of the Maximum Offering, management of the Company anticipates that the Company's available funds will last at least 12 months.

There is no assurance that the Company will be able to raise the additional equity, debt or joint venture partner funding necessary in order to fund its long-term development plans.

INSIDER PARTICIPATION

Will insiders be participating?

Yes.  As of the date hereof, Sandfire Resources NL ("Sandfire Australia") exercises control or direction over a total of 700,564,679. Common Shares representing 85.2% of the issued and outstanding Common Shares.  We have entered into a purchase commitment agreement (the "Commitment Agreement") with Sandfire BC, an affiliate of Sandfire Australia (the "Committed Purchaser") pursuant to which it will fully exercise its Basic Subscription Privilege in order to subscribe for and purchase its pro rata share of the Common Shares available for issuance in the Offering, subject to certain conditions. Under the Commitment Agreement, the Committed Purchaser may terminate its obligation to subscribe for Common Shares if:  (a) any order is issued by a government entity pursuant to applicable laws, or if there is any change of law, which operates to prevent or restrict the lawful distribution of the Common Shares to the Committed Purchaser; (b) any material adverse change (as such term is defined in the Commitment Agreement) occurs; (c) the Company is in breach of any of the material terms, conditions and covenants of the Commitment Agreement and such breach has not been remedied by the Company within five business days following receipt of written notice of such breach; (d) there should develop or occur or come into effect, any catastrophe of national or international consequence or any law or other occurrence of any nature whatsoever that in the reasonable opinion of the Committed Purchaser, seriously adversely affects, or will seriously adversely affect the financial markets in Canada or the U.S. or which results in or will result in a material adverse change; or (e) the Offering has not expired by December 30, 2020.  "Material adverse change" as defined in the Commitment Agreement excludes litigation with respect to the Company's properties.

Who are the holders of 10% or more of our securities before and after the rights offering?

To the knowledge of the directors and executive officers of the Company, there are no persons who currently hold 10% or more of the Common Shares or would own 10% or more upon completion of the Offering, except as set forth below:

Name of Shareholder	Common Shares Held before the Offering		Common Shares Held after the Offering(1)
	Number	%	Number	%
Sandfire Australia(2)	700,564,679	85.20	871,434,113	87.75

(1) Assuming completion of the Committed Offering, no exercise of Sandfire Australia's Additional Subscription Privilege and no exercise of Rights by any other holder.

(2) Sandfire Australia holds such Common Shares through its indirect, wholly owned subsidiary Sandfire BC.

DILUTION

If you do not exercise your rights, by how much will your security holdings be diluted?

Assuming issuance of the maximum number of Common Shares under the Offering, your shareholdings will be diluted by approximately 19.6%.

STAND-BY COMMITMENT

There is no stand-by commitment in respect of the Offering.

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the managing dealer/soliciting dealer and what are its fees?

The Company has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the rights offering?

If you are a registered holder of Common Shares (a "Registered Holder") in an Eligible Jurisdiction, a certificate (the "Rights Certificate") representing the total number of Rights to which you are entitled as at the Record Date has been mailed to you with a copy of the Offering notice.  To exercise the Rights represented by the Rights Certificate, you must complete and deliver the Rights Certificate, together with the Subscription Price for each Right exercised, in accordance with the instructions set out below.  Rights not exercised at or prior to the Expiry Time will be void and of no value.  The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Rights Agent will only be effective when actually received by the Rights Agent at its Subscription Office set forth below under "Appointment of Rights Agent".  Rights Certificates and payments received after the Expiry Time will not be accepted.

In order to exercise your rights you must:

1. Complete and sign Form 1 on the Rights Certificate.  The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate.  If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have surrendered the unexercised balance of such Rights, unless you otherwise specifically advise the Rights Agent at the time the Rights Certificate is surrendered to the Rights Agent.

2. Additional Subscription Privilege.  Complete and sign Form 2 on the Rights Certificate only if you wish to also participate in the Additional Subscription Privilege.  See "How to exercise the rights - What is the Additional Subscription Privilege and how can you exercise this privilege?" below.

3. Payment.  Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.  To exercise the Rights you must pay $0.15 per Common Share.  In addition to the amount payable for any Common Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for all of the Common Shares you subscribe for under the Additional Subscription Privilege.

4. Delivery.  You must deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Rights Agent so that it is received by the Subscription Office of the Rights Agent set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended.  Please allow sufficient time to avoid late delivery.

The signature of the Registered Holder on Form 1 and, if applicable, Form 2 of the Rights Certificate must correspond to every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Rights Agent.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exercise will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders.  Any subscription for Common Shares will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.  The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful.  The Company also reserves the right to waive any defect in respect of any particular subscription.  Neither the Company nor the Rights Agent is under any duty to give any notice of any defect or irregularity in any exercise, nor will they be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the rights offering?

You are a beneficial Eligible Holder if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depository Services lnc. ("CDS").  The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to CDS and will be deposited with CDS following the Record Date.  We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Rights Agent will have any liability for (i) the records maintained by CDS or Participants relating to the rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

If you are a beneficial Eligible Holder:

1. to exercise your rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Common Share that you wish to subscribe for;

2. you may subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Common Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Common Shares requested.

Any excess funds will be returned to the relevant Participant for the account of the beneficial holder, without interest or deduction.

Who is eligible to receive the rights?

Registered holders of Rights

The Rights are being offered to shareholders of the Company resident in Eligible Jurisdictions.  Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company.  This Rights Offering circular is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions.

Ineligible Holders who are registered holders of their Common Shares will be sent a letter advising them that their Rights Certificates will be issued to, and held on their behalf by, the Rights Agent and a form of representation letter (the "Representation Letter").  The Representation Letter will set out the conditions required to be met, and procedures that must be followed, in order for an Ineligible Holder to participate in the Offering.

Rights Certificates in respect of Rights issued to registered Ineligible Holders will be issued to and held by the Rights Agent as agent for the benefit of Ineligible Holders.  The Rights Agent will hold the Rights until 6:00 p.m. (Toronto time) on December 15, 2020 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying us that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction.  Following such date, the Rights Agent, for the account of registered Ineligible Holders (including Ineligible Holders with an address of record in the United States), will, prior to the Expiry Time, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Rights Agent on such date or dates and at such price or prices as the Rights Agent determines in its sole discretion.  No charge will be made for the sale of Rights by the Rights Agent except for a proportionate share of any brokerage commissions incurred by the Rights Agent and the costs of or incurred by the Rights Agent in connection with the sale of the rights.  Registered Ineligible Holders will not be entitled to instruct the Rights Agent in respect of the price or the time at which the rights are to be sold.  The Rights Agent will endeavor to effect sales of Rights on the open market and any proceeds received by the Rights Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Rights Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Company's books.  Amounts of less than $10.00 will not be remitted.  The Rights Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and we and the Rights Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder.

Beneficial holders of Rights

CDS Participants receiving Rights on behalf of Ineligible Holders will be instructed by CDS not to permit the exercise of such Rights unless the holder has completed a Representation Letter.  After December 15, 2020, CDS Participants should attempt to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to receive Rights and who believe that their Rights Certificates may have been delivered to the Rights Agent, should contact their broker at the earliest opportunity to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions.  Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before December 15, 2020.  The form of Representation Letter will be available from the Company or the Rights Agent upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter.  A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Registered holders of Rights

If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for additional Common Shares that have not been subscribed and paid for pursuant to the Basic Subscription Privilege (the "Additional Common Shares") pursuant to the Additional Subscription Privilege.  If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Right in full by completing Form 1 on the Rights Certificate for the maximum number of Common Shares that you may subscribe for and also complete Form 2 on the Rights Certificate, specifying the number of Additional Common Shares desired. Send the purchase price for the Additional Common Shares under the Additional Subscription Privilege with your Rights Certificate to the Rights Agent.  The purchase price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.  These funds will be placed in a segregated account pending allocation of the Additional Common Shares, with any excess funds being returned by mail without interest or deduction.  Interest, if any, earned on such funds will be for our benefit.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Common Shares, each such holder of rights will be allotted the number of Additional Common Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Common Shares, each such holder of rights will be entitled to receive the number of Additional Common Shares equal to the lesser of:

1.  the number of Additional Common Shares subscribed for by the holder under the Additional Subscription Privilege; and

2.  the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available through unexercised rights by a fraction, the numerator of which is the number of rights previously exercised by the holder and the denominator of which is the aggregate number of rights previously exercised by all holders of rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Rights Agent will mail to each holder of rights who completed Form 2 on the Rights Certificate, a certificate for the Additional Common Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional Common Shares by such holder under the Additional Subscription Privilege, without interest or deduction.

Beneficial holders of Rights

If you are a beneficial holder of rights through a Participant in CDS and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf.

How does a rights holder sell or transfer rights?

Registered Holders of Rights

The rights will trade on the TSXV under the trading symbol "SFR.RT" until 12:00 p.m. (Toronto time) on December 22, 2020.  Holders of Rights Certificates not wishing to exercise their rights may sell or transfer them directly or through their securities broker or dealer at the shareholder's expense, subject to any applicable resale restrictions.  Rights Certificates will not be registered in the name of an Ineligible Shareholder.  Holders of Rights Certificates may elect to exercise only a part of their rights and dispose of the remainder, or dispose of all of their rights.  Any commission or other fee payable in connection with the exercise or any trade of rights is the responsibility of the holder of such rights.  Depending on the number of rights a holder may wish to sell, the commission payable in connection with a sale of rights could exceed the proceeds received from such sale.

If you wish to transfer your rights, complete Form 3 (the "Transfer Form") on the Rights Certificate, have the signature guaranteed by an "eligible institution" to the satisfaction of the Rights Agent and deliver the Rights Certificate to the transferee.  For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program.  Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Rights Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.

Beneficial holders of Rights

If you hold Common Shares through a Participant, you must arrange for the exercise, transfer or purchase of rights through that Participant.

When can you trade the Common Shares issuable upon the exercise of your Rights?

The Common Shares issuable upon the exercise of your Rights will be listed on the TSXV under the trading symbol "SFR" and will be available for trading as soon as practicable after December 22, 2020.

Are there restrictions on the resale of securities?

Rights offered to holders in the Eligible Jurisdictions and the Common Shares issuable on exercise of such Rights may be resold without hold period restrictions under the applicable securities laws of the Eligible Jurisdictions, including through the facilities of the TSXV, by such holders provided that: (i) the sale is not by a "control person" of the Company; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions.  However, the Rights are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act ("Regulation S"), which will permit the resale of the Rights by a Rights holder through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale.  Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act.  In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSXV in accordance with Regulation S.

The foregoing is a summary only and is not intended to be exhaustive. Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will we issue fractional underlying securities upon exercise of the rights?

No.  Where the exercise of Rights would appear to entitle the holder of rights to fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares, and no cash or other consideration will be paid in lieu thereof.

APPOINTMENT OF RIGHTS AGENT

Who is the Rights Agent?

Computershare Investor Services Inc. is the Rights Agent for the Offering.  The Rights Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of Rights.

What happens if we do not raise the Committed Offering amount?

The Committed Offering will be raised if the Committed Purchaser exercises its Basic Subscription Privilege in accordance with the Commitment Agreement.  The Company will proceed with the Offering even if the Committed Offering is not raised.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with the Canadian securities regulators under our issuer profile at www.sedar.com.  Our corporate legal counsel is DuMoulin Black LLP and our auditor is Ernst & Young LLP.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed.

SANDFIRE RESOURCES AMERICA INC.

(formerly, Tintina Resources Inc.)

NOTICE OF RIGHTS OFFERING

Notice to security holders - November 13, 2020

The purpose of this notice is to advise holders of common shares (the "Common Shares") of Sandfire Resources America Inc. (the "Company") of an offering of rights (the "Rights") of the Company (the "Rights Offering").

We currently have sufficient working capital to last one month. We require 60% of the Rights Offering to last 12 months.

References in this notice to we, our, us and similar terms mean the Company.  References in this notice to you, your and similar terms mean the Company's shareholders.

1. Who can participate in the Rights Offering?

Rights will be issued to holders of Common Shares as at the close of business (5:00 p.m. Toronto time) on November 24, 2020 (the "Record Date").

2. Who is eligible to receive Rights?

Rights will be issued to registered shareholders (the "Eligible Holders") in each province and territory of Canada and to shareholders resident in the United States other than in the states of Arizona, Arkansas, California, Minnesota, New York, Ohio and Wisconsin (the "Eligible Jurisdictions").  You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders").

Ineligible Holders will not receive a Rights Certificate (as described in No. 6 below), but will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc., who will hold such rights as agent for the benefit of all such Ineligible Holders.  The letter will also describe how certain Ineligible Holders may participate in the Rights Offering.

3. How many Rights are we offering?

We expect to issue 8,222,130,310 Rights entitling their holders to subscribe for an aggregate of 200,539,763 Common Shares.

4. How many Rights will you receive?

Each Eligible Holder will receive ten (10) Rights for every one Common Share of the Company held as at the Record Date.

5. What does one Right entitle you to receive?

An Eligible Holder is entitled to subscribe for one Common Share for every forty-one (41) Rights held at a subscription price of $0.15 per Common Share (the "Basic Subscription Privilege") until 5:00 p.m. (Toronto time) on December 22, 2020. No fractional Common Shares will be issued.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the "Additional Subscription Privilege").  The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by December 22, 2020.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

6. How will you receive your Rights?

Registered Eligible Holders - If you are a registered Eligible Holder of Common Shares, a certificate (the "Rights Certificate") representing the total number of Rights which you are entitled to as at the Record Date is enclosed with this notice.

Beneficial Eligible Holders - You are a beneficial holder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS").  The total number of Rights to which all beneficial holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date.  If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant.  CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

7. When and how can you exercise your Rights?

If you are a registered Eligible Holder who receives a Rights Certificate, you must complete and deliver your Rights Certificate on or before 5:00 p.m. (Toronto time) on December 22, 2020.

If you are a beneficial Eligible Holder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before 5:00 p.m. (Toronto time) on December 22, 2020 or such earlier time as required by your Participant.  We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

8. What are the next steps?

This notice contains key information that you should know about the Company. You can find more details in our Rights Offering Circular, a copy of which can be obtained on the Company's profile at www.SEDAR.com or you can ask your dealer representative for a copy or contact the Company at 406-547-3466. You should read the Rights Offering Circular, along with the Company's continuous disclosure record, to make an informed decision. Holders in the United States should also review the Company's Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.

DATED November 13, 2020.

"Robert Scargill"
Robert Scargill
Chief Executive Officer
Sandfire Resources America Inc.

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the years ended June 30, 2020 and 2019

99.2	Management Discussion and Analysis for the year ended June 30, 2020

99.3	Notice of Annual General Meeting dated November 4, 2019 and Information Circular dated November 4, 2019

99.4	Consent of Ernst & Young LLP

99.5	Consent of Jerry Zieg

99.6	Power of Attorney (see Signature Pages)

99.7	News Release dated November 13, 2020

PART III-CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada, on November 13, 2020.

SANDFIRE RESOURCES AMERICA INC.

By:

/s/ Robert Scargill
Robert Scargill

Chief Executive Officer

POWER OF ATTORNEY

 The Registrant and each person whose signature appears below constitutes and appoints Robert Scargill as attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert Scargill	Chief Executive Officer, and Director (principal executive officer)	November 13, 2020
Robert Scargill

/s/ Matthew Fitzgerald	Chairman of the Board of Directors	November 13, 2020
Matthew Fitzgerald

/s/ Alan L. Joscelyn	Director	November 13, 2020
Alan L. Joscelyn

/s/ Jason Grace	Director	November 13, 2020
Jason Grace

/s/ Chris K. Hedrich	Director	November 13, 2020
Chris K. Hedrich

/s/ John McGonigle	Chief Financial Officer (principal financial officer)	November 13, 2020
John McGonigle

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Sandfire Resources America Inc. in the United States in the state of Montana in the city of White Sulphur Springs on November 13, 2020.

/s/ Nancy Schlepp
Name: Nancy Schlepp

Title: Corporate Secretary